Exhibit 99.1

ZenaTech’s ZenaDrone Initiates AUVSI Membership Upgrade, Enabling Leadership on Drone Policy and Strengthening US Defense and Government Engagement

Vancouver, British Columbia, (July 31, 2025) -- ZenaTech, Inc. (Nasdaq: ZENA) (FSE: 49Q) (BMV: ZENA) ("ZenaTech"), a business technology solution provider specializing in AI (Artificial Intelligence) drones, Drone as a Service (DaaS), Enterprise SaaS, and Quantum Computing solutions, today announces its drone subsidiary ZenaDrone has initiated upgrading its membership to the Advocacy level with the influential  Association for Uncrewed Vehicle Systems International (AUVSI), enabling it to join both the Defense Advocacy Committee and Air Advocacy Committee. This upgrade enables the company to engage alongside top US drone and defense innovators, such as Skydio, Anduril, Leidos and Shield AI, to elevate its leadership role in shaping critical drone policy and procurement as well as deepening relationships with important stakeholders and decisionmakers.

“This is a clear investment in speed to market and long-term procurement success,” said Shaun Passley, Ph.D., ZenaTech CEO. “By joining AUVSI’s Defense and Air Advocacy Committees, ZenaDrone gains direct access to the policy, compliance, and acquisition conversations that shape Department of Defense agency procurement. It positions us alongside trusted defense leaders and innovators, accelerating our path to Green and Blue UAS certification by strengthening our ability to meet the security, interoperability, and regulatory expectations of federal buyers and leverage growth opportunities.”

Through an upgraded Advocacy membership, ZenaDrone will be able to collaborate with AUVSI’s network of industry leaders and regulators to influence federal drone policies and shape the future of the drone industry in the US. This participation provides direct access to federal decision-makers, enabling influence on key policy areas such as BVLOS (Beyond Visual Line of Sight) regulation and streamlined procurement, while ensuring the company’s drone platforms remain aligned with the evolving operational needs and priorities of US defense and government agencies.

This involvement comes at a pivotal time, as recent Executive Orders and policy directives from the White House and Department of Defense accelerate support for NDAA-compliant, secure, and domestically produced drone technologies. These directives now move toward implementation, requiring practical policy frameworks and procurement processes—an area where ZenaDrone aims to contribute meaningfully.

Founded in 1972, AUVSI is the largest nonprofit advancing uncrewed and autonomous systems through innovation, policy, and collaboration. It connects government, industry, and academia to drive safe, efficient integration of emerging technologies. The Air Advocacy Committee shapes policies to expand drone operations in national airspace, while the Defense Advocacy Committee influences defense acquisition policies and promotes NDAA-compliant drone technology.

About ZenaTech

ZenaTech (Nasdaq: ZENA) (FSE: 49Q) (BMV: ZENA) is a business technology solution provider specializing in AI drone, Drone as a Service (DaaS), enterprise SaaS and Quantum Computing solutions for mission-critical business applications. Since 2017, the Company has leveraged its software development expertise and grown its drone design and manufacturing capabilities through ZenaDrone, to innovate and improve customer inspection, monitoring, safety, security, compliance, and surveying processes. With enterprise software customers using branded solutions in law enforcement, government, and industrial sectors, and drones being implemented in agriculture, defense, logistics and land survey sectors, ZenaTech’s portfolio of solutions helps drive exceptional operational efficiencies, precision, and cost savings. The Company operates through offices in North America, Europe, Taiwan, and UAE, and is growing its DaaS business and network in the US.

About ZenaDrone

ZenaDrone, a wholly owned subsidiary of ZenaTech, develops and manufactures autonomous business drone solutions that can incorporate machine learning software, AI, predictive modeling, Quantum Computing, and other software and hardware innovations. Created to revolutionize the hemp farming sector, its specialization has grown to multifunctional drone solutions for industrial surveillance, monitoring, inspection, process automation and defense applications. Currently, the ZenaDrone 1000 drone is used for crop management applications in agriculture and critical field cargo applications in the defense sector, the IQ Nano indoor drone is used for inventory management and security in the warehouse and logistics sectors, and the IQ Square is an outdoor drone designed for land survey and inspections use in commercial and defense sectors.

Contacts for more information:

Company, Investors, and Media:

Linda Montgomery

ZenaTech

312-241-1415

investors@zenatech.com

Investors:

Michael Mason

CORE IR

investors@zenatech.com

Safe Harbor

This press release and related comments by management of ZenaTech, Inc. include “forward-looking statements” within the meaning of U.S. federal securities laws and applicable Canadian securities laws. These forward-looking statements are subject to the safe harbor provisions under the Private Securities Litigation Reform Act of 1995. This forward-looking information relates to future events or future performance of ZenaTech and reflects management’s expectations and projections regarding ZenaTech’s growth, results of operations, performance, and business prospects and opportunities. Such forward-looking statements reflect management’s current beliefs and are based on information currently available to management. In some cases, forward-looking information can be identified by terminology such as “may”, “will”, “should”, “expect”, “plan”, “anticipate”, “aim”, “seek”, “is/are likely to”, “believe”, “estimate”, “predict”, “potential”, “continue” or the negative of these terms or other comparable terminology intended to identify forward-looking statements.  Forward-looking information in this document includes, but is not limited to ZenaTech’s expectations regarding its revenue, expenses, production, operations, costs, cash flows, and future growth; expectations with respect to future production costs and capacity; ZenaTech's ability to deliver products to the market as currently contemplated, including its drone products including ZenaDrone 1000 and IQ Nano; ZenaTech’s anticipated cash needs and it’s needs for additional financing; ZenaTech’s intention to grow the business and its operations and execution risk; expectations with respect to future operations and costs; the volatility of stock prices and market conditions in the industries in which ZenaTech operates; political, economic, environmental, tax, security, and other risks associated with operating in emerging markets; regulatory risks; unfavorable publicity or consumer perception; difficulty in forecasting industry trends; the ability to hire key personnel; the competitive conditions of the industry and the competitive and business strategies of ZenaTech; ZenaTech’s expected business objectives for the next twelve months; ZenaTech’s ability to obtain additional funds through the sale of equity or debt commitments; investment capital and market share; the ability to complete any contemplated acquisitions; changes in the target markets; market uncertainty; ability to access additional capital, including through the listing of its securities in various jurisdictions; management of growth (plans and timing for expansion); patent infringement; litigation; applicable laws, regulations, and any amendments affecting the business of ZenaTech.